SECURITIES
W

11015214

RECEIVED FEB 2 8 2011 SEC MAIL PROCESSING SECTION WASH. D.C. 189

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

C M

SEC FILE NUMBER
8- 67319

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CBRE Capital Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2001 Ross Avenue, Suite 3400
(No. and Street)

Dallas	TX	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Potter 214-863-4255
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

355 South Grand Ave, Suite 2000	Los Angeles	CA	90071
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/15/2011

OATH OR AFFIRMATION

I, Scott Potter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CBRE Capital Advisors, Inc., as of December, 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NANCY WOODWARD
MY COMMISSION EXPIRES
December 15, 2014

Nancy Woodward
Notary Public

[Signature]
Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

CBRE CAPITAL ADVISORS, INC.

(Formerly Known as CBRE Capital Corporation)
(A Wholly Owned Subsidiary of CB Richard Ellis Group, Inc.)
(SEC Identification No. 8-67319)

Financial Statements and Supplemental Schedules

December 31, 2010

(With Report of Independent Registered Public Accounting Firm)

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Report of Independent Registered Public Accounting Firm

The Board of Directors
CBRE Capital Advisors, Inc.:

We have audited the accompanying statement of financial condition of CBRE Capital Advisors, Inc. (the Company) as of December 31, 2010, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CBRE Capital Advisors, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 24, 2011

CBRE CAPITAL ADVISORS, INC.
(Formerly Known as CBRE Capital Corporation)
(A Wholly Owned Subsidiary of CB Richard Ellis Group, Inc.)
(SEC Identification No. 8-67319)

Statement of Financial Condition

December 31, 2010

Assets		
Cash	$	696,652
Accounts receivable		250,000
Prepaid expense		12,807
Total assets	$	959,459
Liabilities and Stockholder's Equity		
Deferred revenue	$	88,710
Common stock, $.01 par value per share – 1,000 shares authorized; 100 shares issued and outstanding as of December 31, 2010.		1
Additional paid-in capital		1,733,283
Accumulated deficit		(862,535)
Total stockholder's equity		870,749
Total liabilities and stockholder's equity	$	959,459

See accompanying notes to financial statements.

CBRE CAPITAL ADVISORS, INC.
(Formerly Known as CBRE Capital Corporation)
(A Wholly Owned Subsidiary of CB Richard Ellis Group, Inc.)
(SEC Identification No. 8-67319)

Statement of Operations

Year ended December 31, 2010

		2010
Revenues	$	798,263
Cost of sales		29,532
Expenses:		
Legal and professional fees		216,910
Regulatory fees		13,687
Services fees		1,065,264
Audit fees		31,150
Other expenses		14,018
Total expenses		1,341,029
Loss before income tax benefit		(572,298)
Income tax benefit		(211,077)
Net loss	$	(361,221)

See accompanying notes to financial statements.

CBRE CAPITAL ADVISORS, INC.
(Formerly Known as CBRE Capital Corporation)
(A Wholly Owned Subsidiary of CB Richard Ellis Group, Inc.)
(SEC Identification No. 8-67319)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2010

	Common stock		Additional paid-in capital	Accumulated deficit	Total stockholder's equity
	Shares outstanding	Amount			
Balance as of December 31, 2009	100	$ 1	561,417	(501,314)	60,104
Capital contributions from Parent	—	—	1,382,943	—	1,382,943
Distribution to Parent	—	—	(211,077)	—	(211,077)
Net loss	—	—	—	(361,221)	(361,221)
Balance as of December 31, 2010	100	$ 1	1,733,283	(862,535)	870,749

See accompanying notes to financial statements.

CBRE CAPITAL ADVISORS, INC.
(Formerly Known as CBRE Capital Corporation)
(A Wholly Owned Subsidiary of CB Richard Ellis Group, Inc.)
(SEC Identification No. 8-67319)

Statement of Cash Flows

Year ended December 31, 2010

		2010
Cash flows from operating activities:		
Net loss	$	(361,221)
Changes in operating assets and liabilities:		
Accounts Receivable		(250,000)
Deferred Revenue		88,710
Prepaid Expense		(12,807)
Net cash used in operating activities		(535,318)
Cash flows from financing activity:		
Equity contributions from Parent		1,382,943
Distribution to Parent		(211,077)
Net cash provided from financing activity		1,171,866
Net change in cash		636,548
Cash at beginning of year		60,104
Cash at end of year	$	696,652

See accompanying notes to financial statements.

(1) Organization and Nature of Operations

CBRE Capital Advisors, Inc. (the Company) is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and became a registered broker-dealer under the Securities Exchange Act of 1934 in October 2006. The Company, a Delaware corporation, was capitalized in January 2006 as a wholly owned subsidiary of Trammell Crow Company. On December 20, 2006, Trammell Crow Company was acquired by CB Richard Ellis Group, Inc. (the Parent or CB Richard Ellis), at which time the Company became a wholly owned subsidiary of CB Richard Ellis. The Company may engage in the following business activities: 1) selling tax shelters or limited partnerships in primary distributions; 2) private placement of securities; 3) other investment banking advisory services, which could include: mergers and acquisitions (M&A), advisory services for public and private entities, capital structure advisory services, and other general investment banking advisory assignments; and, 4) underwriting in the capacity of providing financial advisory or consulting services in connection with public offerings for which the Company will receive underwriting compensation. The Company will not sell securities to customers.

If necessary, the Parent (or one or more of its subsidiaries) will provide financial support to the Company sufficient for it to satisfy its obligations and debt service requirements as they come due until at least January 1, 2012, and will satisfy, on a timely basis, all liabilities and obligations of the Company that the Company is unable to satisfy when due through and including January 1, 2012.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

(b) Cash and Cash Equivalents

Cash and cash equivalents generally consists of cash and highly liquid investments with an original maturity of less than three months.

(c) Revenue Recognition

Retainer Fees are recognized in accordance with the terms of the underlying agreements and in accordance with ASU 605, *Revenue Recognition,* which is generally over the period for which services are being provided. We record deferred income to the extent that cash payments have been received in accordance with the terms of underlying agreements, but such amounts have not yet met the criteria for revenue recognition.

We account for expense reimbursements as revenue. Reimbursement revenue is recognized in accordance with the terms of the underlying agreement and generally when the related expenses are incurred.

(d) ***Income Taxes***

Income taxes are accounted for under the asset and liability method in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic 740–10, *Income Taxes*. Deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and the tax basis of assets and liabilities and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured by applying enacted tax rates and laws and are released in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are provided against deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has no valuation allowance or loss contingencies accrued at December 31, 2010.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(e) ***Use of Estimates***

The financial statements have been prepared in accordance with U.S. GAAP, which require management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results may differ from these estimates. Management believes that these estimates provide a reasonable basis for the fair presentation of the Company's financial condition and results of operations.

(3) Related-Party Transactions

The Company has an agreement with the Parent whereby the Parent charges the Company for its allocable share of general and administrative services provided to the Company. The Company incurred $1,065,264 under this agreement for the year ended December 31, 2010. The Parent made a capital contribution in the form of equity capital and not in the form of a loan, subordinated or otherwise for these charges.

(4) Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2010, the Company had net capital of $607,942 for regulatory purposes, which was $507,942 in excess of its required net capital of $100,000.

(Continued)

(5) Income Taxes

The income tax benefit consisted of the following components:

Current:		
Federal	$	200,304
State		10,773
Total current benefit	$	211,077

The Company files a consolidated income tax return with the Parent on a calendar-year basis, in which there is a tax-sharing arrangement existing between the Company and the Parent. The income tax benefits generated from the net operating losses during 2010 were fully utilized by the Parent in the consolidated income tax filings for 2010. Since the Parent does not reimburse the Company for utilization of its losses, the income tax benefits relating to such have been reflected in additional paid-in capital as distributions to the Parent in the accompanying financial statements.

CBRE CAPITAL ADVISORS, INC.
(Formerly Known as CBRE Capital Corporation)
(A Wholly Owned Subsidiary of CB Richard Ellis Group, Inc.)
(SEC Identification No. 8-67319)

Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1

December 31, 2010

Total stockholders' equity qualified for net capital	$	870,749
Deductions and/or charges:		
Nonallowable assets accounts receivable		250,000
Nonallowable assets prepaid expense		12,807
Net capital		607,942
Computation of basic net capital requirement:		
Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness)		100,000
Net capital in excess of minimum requirement	$	507,942
Ratio of aggregate indebtedness to net capital		14.59%

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2010 as filed by CBRE Capital Advisors on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

See accompanying report of independent registered public accounting firm.

Schedule II

CBRE CAPITAL ADVISORS, INC.
(Formerly Known as CBRE Capital Corporation)
(A Wholly Owned Subsidiary of CB Richard Ellis Group, Inc.)
(SEC Identification No. 8-67319)

Statement Regarding Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2010

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under the paragraph (k)(2)(i) of that rule. Because of this exemption, the Company has not included the schedule, "Computation for Determination of the Reserve Requirements under Rule 15c3-3."

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission the paragraph (k)(2)(i) of that rule. Because of this exemption, the Company has not included the schedule, "Information Relating to Possession or Control Requirements under Rule 15c3-3."

See accompanying report of independent registered public accounting firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE ACT OF 1934

KPMG

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5 of the Securities and Exchange Act of 1934

The Board of Directors
CBRE Capital Advisors, Inc.:

In planning and performing our audit of the financial statements of CBRE Capital Advisors, Inc. (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1 Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2 Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3 Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 24, 2011

KPMG

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report on Applying Agreed-Upon Procedures

The Board of Directors
CBRE Capital Advisors, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2010 to December 31, 2010, which were agreed to by CBRE Capital Advisors, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating CBRE Capital Advisors, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). CBRE Capital Advisors, Inc.'s management is responsible for CBRE Capital Advisors, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we preformed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (including the related check copy and journal entry record) noting no differences;

2. Compared the Total Revenue amount of the audited Form X-17A-5 for the year ended December 31, 2010 with the amount reported in Form SIPC-7 for the period from January 1, 2010 to December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (including relevant FOCUS reports and detailed General Ledger reports) noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers utilized in procedure 3 noting no differences.

KPMG

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 24, 2011